[redacted]

08004039

RECEIVED

2008 JUL 29 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

21 July 2008

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 6, 2008. Attached is a copy of the announcement for your attention, please.

Yours faithfully

PROCESSED
JUL 31 2008
THOMSON REUTERS

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin) (P6, 2008) - 21Jul08.DOC

APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	21-Jul-2008 17:18:10
Announcement No.	00047

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 6, 2008
Description	Attached is the operating performance for the 4 weeks (Period 6) from 31 May 2008 to 27 June 2008.
Attachments	NOL_Operating_Performance_for_P6_2008.pdf Total size = **32K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

21 July 2008

NOL's container shipping operating performance for the 4 weeks (Period 6) from 31 May 2008 to 27 June 2008 are as follows:

	Period 6, 2008	Period 6, 2007	% Change		YTD 2008	YTD 2007	% Change
Container Shipping							
a) Volume (FEU)	201,000	185,700	8		1,268,600	1,123,500	13
b) Average Revenue Per FEU (US$/FEU)	3,080	2,726	13		2,972	2,592	15

For the four weeks of P6, 2008, container shipping volumes increased 8% over the same period last year mainly due to higher volume from the Asia-Europe and Intra-Asia trade lanes. Average revenue per FEU (Forty-foot Equivalent Unit) increased 13% due to higher BAF (Bunker Adjustment Factor) collections and higher backhaul freight rates on major trade lanes.

P6 YTD, 2008 container shipping volumes increased 13% while average revenue per FEU showed a 15% improvement over P6 YTD, 2007.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

APL Average Revenue per FEU (updated as at Period 6, 2008)


APL Average Revenue per FEU (2005-2008)
US$/FEU
3,200
3,000
2,800
2,600
2,400
2,200
Period 6, 2008
Y-o-Y : +13%
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
P6 07
P7 07
P8 07
P9 07
P10 07
P11 07
P12 07
P1 08
P2 08
P3 08
P4 08
P5 08
P6 08
Period

RECEIVED

2008 JUL 29 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 July 2008

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today issued a press release relating to its submission of an Indicative non-binding bid for Hapag-Lloyd.

Attached is a copy of the relevant document for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

KW/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin)(NOL submits Indicative Non-Binding Bid for Hapag-Lloyd) - 22Jul08.DOC

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	22-Jul-2008 17:40:13
Announcement No.	00078

>> Announcement Details

The details of the announcement start here ...

Announcement Title * NOL SUBMITS INDICATIVE NON-BINDING BID FOR HAPAG-LLOYD

Description Please see the Company's press release on the above subject.

Attachments Press_Release_NOL_Submits_Indicative_Non-Binding_Bid_for_Hapag-Lloyd_22Jul08.pdf
Total size = **26K**
(2048K size limit recommended)

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FOR IMMEDIATE RELEASE

NOL SUBMITS INDICATIVE NON-BINDING BID FOR HAPAG-LLOYD

Singapore, 22 July 2008: Neptune Orient Lines Limited ("NOL") today confirmed that it has submitted an indicative non-binding bid to acquire the Hapag-Lloyd container shipping business.

A completed transaction would result in the integration of NOL's container shipping business APL with Hapag-Lloyd. The combination would create the world's third-largest container carrier.

It is at this stage premature to state whether the indicative non-binding bid will lead to a definitive transaction. Any agreement would be subject to, among other steps, due diligence, acceptance of final bid, regulatory approvals and NOL shareholders' approvals.

Details of the proposal are confidential and commercially sensitive. NOL shareholders are in the meantime advised to exercise caution when dealing in the shares of NOL.

-ENDS-

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL web site: www.nol.com.sg

END